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                                                              September 19, 2006


Mr. James Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:      Schering-Plough Corporation
                  Form 10-K for the fiscal year ended December 31, 2005

Dear Mr. Rosenberg:

         Set forth below are Schering-Plough's responses to oral comments received from Ms. Tabatha Akins of the Staff on September 7, 2006. We have included a summary of the oral comments for your reference.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23
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Critical Accounting Policies, page 43
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Rebates, Discounts, and Returns, page 44
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Comment 1: In future filings, quantitatively disclose updated estimates of amounts recorded in the current year related to prior year rebates, discounts and returns provisions, as the Staff believes net income is a more appropriate measure than net sales for evaluating the materiality of these items. In addition, in future filings, quantitative disclosure should be made of the effect on rebates, discounts and returns of reasonably possible changes in assumptions.

Schering-Plough Response: In preparing future SEC filings, as it relates to rebates, discounts and returns, the company will specifically use net income in determining materiality for purposes of determining whether to disclose the effect of changes in accounting estimates of prior year amounts. In addition, in future filings, the company will quantitatively disclose the result of using other reasonably likely assumptions in determining the rebates, discounts and returns accruals to the extent such results materially differ from recorded amounts.


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Financial Statements
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Income Taxes, page 62
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Comment 2: Schering-Plough has requested confidential treatment of the response to Comment 2 under Rule 83. A supplemental response letter has been filed separately with the Commission.

         I can be reached at (908) 298-7274, and if I am not available, please contact Susan Wolf, Corporate Secretary and Associate General Counsel, at (908) 298-7354. Thank you.

                                                 Very truly yours,


                                                 Steven H. Koehler
                                                 Vice President and Controller


cc:      Jim Atkinson, SEC Accounting Branch Chief
         Tabatha Akins, SEC Staff Accountant